United States securities and exchange commission logo





                          September 7, 2022

       Stephen T. Worland, Ph.D.
       Chief Executive Officer
       eFFECTOR Therapeutics, Inc.
       142 North Cedros Avenue, Suite B
       Solana Beach, California 92075

                                                        Re: eFFECTOR
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2022
                                                            File No. 333-267221

       Dear Dr. Worland:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matt Bush, Esq.